Filed by AMAG Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Allos Therapeutics, Inc.

(Commission File No. 000-29815)

This filing relates to the proposed merger of Allos Therapeutics, Inc., a Delaware corporation (“Allos”) with Alamo Acquisition Sub, Inc. (“Merger Sub”), a Delaware corporation and subsidiary of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of July 19, 2011, as amended, by and among Allos, AMAG and Merger Sub.

Additional Information and Where You Can Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between AMAG and Allos will be submitted to the respective stockholders of AMAG and Allos for their consideration.

AMAG has filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Allos and AMAG and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”).  The SEC declared the Registration Statement on Form S-4 effective on September 14, 2011.  Investors are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Allos and AMAG with the SEC at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and other documents may also be obtained for free by contacting Allos’ Investor Relations by e-mail at investorrelations@allos.com, by telephone at (303) 426-6262 or by mail at Investor Relations, Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, CO 80020 or by contacting AMAG’s Investor Relations by e-mail at asullivan@amagpharma.com, by telephone at (617) 498-3303 or by mail at Investor Relations, AMAG Pharmaceuticals, Inc., 100 Hayden Avenue, Lexington, MA 02421.

Allos, AMAG, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed merger.  Information regarding Allos’ directors and executive officers and their beneficial ownership of Allos’ common stock is also set forth in Allos’ annual proxy statement on Schedule 14A filed with the SEC on April 29, 2011. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Allos’ Investors page on its corporate website at www.allos.com.  Information concerning AMAG’s directors and executive officers and their beneficial ownership of AMAG’s common stock is set forth in AMAG’s annual proxy statement on Schedule 14A filed with the SEC on April 18, 2011.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to AMAG’s Investors page on its corporate website at www.amagpharma.com.  Additional information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Allos’ investors or AMAG’s investors generally, are set forth in the joint proxy statement/prospectus filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, are intended to identify such forward-looking statements, but their absence does not mean that a particular statement is not forward-looking.  Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements.  These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. For example, if Allos or AMAG does not receive its respective required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which AMAG or Allos expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of Allos or AMAG stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; disruptions to the businesses of Allos and AMAG during the pendency of the merger and during the realization of the cost synergies, including diminished performance by the commercial organizations due to planned reductions in the size of the sales and marketing organization at the combined company;  the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Allos and AMAG generally, including those set forth in the filings of Allos and AMAG with the SEC, especially in the “Risk Factors” section of Allos’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011, the “Risk Factors” section of AMAG’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 5, 2011, and in Allos’ and AMAG’s other periodic reports and filings with the SEC.  Allos cautions investors not to place undue reliance on the forward-looking statements contained herein.  All forward-looking statements are based on information currently available to Allos on the date hereof, and Allos undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.

AMAG Pharmaceuticals, Inc. FALL 2011 1

Forward-Looking Statements 2 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Any statements contained herein which do not describe historical facts, including but not limited to, our statements regarding the expected timing of regulatory decisions on our Feraheme marketing applications in the EU, Canada and Switzerland, our expectations regarding the timing of completion of enrollment in our Feraheme phase III global registrational program for a broad IDA indication, our estimates of the potential size and growth of the non-dialysis CKD and broad IDA markets and opportunities, our belief that the addition of FOLOTYN® to our product portfolio will enable us to gain valuable synergies and create additional shareholder value, our beliefs in the strategic, commercial and financial rationale for the merger, the expected timing of closing of the proposed merger, our expectations regarding the future cash flow impact of the merger on the combined company, our expectations regarding the combined net product revenues and expenses of the combined company, our expectation to achieve cash flow neutrality by year-end 2013, our expectation regarding the combined company’s cash position and potential milestone payments we may receive from Takeda and/or Mundipharma, the potential financial upside opportunities associated with Feraheme and Folotyn, and our statements regarding the 2011 and 2012 milestones for Feraheme and Folotyn are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include: the failure of Allos or AMAG stockholders to approve the proposed transaction; the challenges and costs of closing the proposed transaction, integrating the two companies, restructuring the combined company; the possibility that the expected synergies and additional cost savings will not be realized, or will not be realized within the expected time period; our ability to retain key employees; competitive risks associated with both Feraheme and Folotyn; uncertainties regarding our ability to successfully and timely complete our clinical development programs and obtain regulatory approval for Feraheme in new indications and in territories outside of the U.S.; uncertainties relating to patents and proprietary rights; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Allos and AMAG generally, including those set forth in the filings of Allos and AMAG with the Securities and Exchange Commission, especially in the “Risk Factors” section of Allos’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, the “Risk Factors” section of AMAG’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and in Allos’ and AMAG’s other periodic reports and filings with the SEC. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Important Merger Information and Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between AMAG and Allos will be submitted to the respective stockholders of AMAG and Allos for their consideration. AMAG has filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Allos and AMAG and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). The Registration Statement on Form S-4 has been declared effective by the SEC. Investors are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Allos and AMAG with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and other documents may also be obtained for free by contacting Allos’ Investor Relations by e-mail at investorrelations@allos.com, by telephone at (303) 426-6262 or by mail at Investor Relations, Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, CO 80020 or by contacting AMAG’s Investor Relations by e-mail at cmiceli@amagpharma.com, by telephone at (617) 498-3361 or by mail at Investor Relations, AMAG Pharmaceuticals, Inc., 100 Hayden Avenue, Lexington, MA 02421. Allos, AMAG, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding Allos’ directors and executive officers and their beneficial ownership of Allos’ common stock is also set forth in Allos’ annual proxy statement on Schedule 14A filed with the SEC on April 29, 2011. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Allos’ Investors page on its corporate website at www.allos.com. Information concerning AMAG’s directors and executive officers and their beneficial ownership of AMAG’s common stock is set forth in AMAG’s annual proxy statement on Schedule 14A filed with the SEC on April 18, 2011. This document is available free of charge at the SEC’s website at www.sec.gov or by going to AMAG’s Investors page on its corporate website at www.amagpharma.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Allos’ investors or AMAG’s investors generally, are set forth in the joint proxy statement/prospectus filed with the SEC. 3

Lead Product Feraheme® (ferumoxytol) Injection for intravenous (IV) use; approved in US in 2009 as an IV iron replacement therapy for adult chronic kidney disease (CKD) patients with iron deficiency anemia (IDA) CKD marketing applications under review in EU, Canada and Switzerland; decisions for Canada expected by end of 2011 and EU expected by 1Q 2012 Development Program Evaluating Feraheme in phase III global registrational program for a broad IDA indication Expect to complete enrollment by early 2012, submit sNDA in 2012, and, if approved, launch in 2013 Partners Takeda: Strategic alliance for Feraheme in select ex-US territories, including Europe $60 million upfront payment received in 2010 $220 million in potential development and commercial milestones, including up to $33 million of potential near-term milestones Double-digit, tiered royalties based on net sales in licensed territories 3SBio: responsible for development and commercialization in China Double-digit, tiered royalties based on net sales 4

2Q 2011 Financials (unaudited) 2Q 2011 total revenues of $15.4 million, including Feraheme net product revenues of $12.8 million 2Q 2011 total operating costs and expenses of $35.6 million Cash and investments of $264 million as of 6/30/11; no debt Proposed Merger with Allos Therapeutics Signed definitive merger agreement with Allos on July 19, 2011 Provides second commercial product (Folotyn for the treatment of relapsing/refractory peripheral T-cell lymphoma (rrPTCL) that leverages existing commercial infrastructure in hematology/oncology space; Folotyn is partnered with Mundipharma ex-US Expands access to hematology/oncology for Feraheme in CKD and in potential future broad IDA indication Spreads public company costs over larger revenue base Expect to be cash flow breakeven by the end of 2013, earlier than either company alone Shareholder votes scheduled for October 21, 2011; close targeted for 4Q 2011 5

Dosing1 Feraheme Other IV Irons Schedule 2 x 510 mg 5-10 x 100–200 mg Delivery 17-second IV injection Slow push or 15-60 minute infusion Observation Period 30 minutes post dosing2 30 minutes post dosing2 Regimen (1 g) 2 treatments within one week 5-10 treatments within one month Feraheme has a Favorable Dosing Regimen 1One gram of IV iron is the usual therapeutic course and that which was studied in the Feraheme clinical trials. 2Labels of Feraheme, Venofer and Ferrlecit were harmonized by the FDA in the summer of 2011 to all include post-dose observation periods and similar language regarding hypersensitivity reactions in the warnings and precautions sections. 6 Recent Label Changes have Leveled Playing Field in Non-Dialysis CKD

7 Attractive Opportunity in the Non-Dialysis Dependent CKD IDA Market US Census U.S. Renal Data System, USRDS 2010 Annual Data Report: Atlas of Chronic Kidney Disease and End-Stage Renal Disease in the United States, National Institutes of Health, National Institute of Diabetes and Digestive and Kidney Diseases, Bethesda, MD, 2010: 41-42. Fishbane, S. et al. Iron Indices in CKD in the NHANES 1998-2004. Clin J Am Soc Nephrol. 2009 January; 4(1): 57–61. Company Estimates 1. 2. 3. 4.

Existing Market Segments: A Large and Growing Opportunity in Non-Dialysis CKD AMAG estimates that ~50% of IV iron grams used in US outside of dialysis is for the treatment of CKD patients. 50% of which represents ~$200 million Feraheme CKD Market Opportunity (assuming $500/gram) 8

24% Growth Quarter-over-Quarter in 2Q 2011 Non-Dialysis CKD Provider Demand Feraheme Grams 9 Non-dialysis Market Share (percent) Sources: IMS Health Monthly DDD derived grams

Iron Deficiency Anemia (IDA) Opportunity



4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Patients in Millions
Gyn Disorders
GI Disorders
Cancer
Rheumatoid Arthritis
Cardio Disorders
Estimated Prevalence with Concominant IDA

- Estimated opportunity is nearly 4.5 million patients
- 5% are treated with IV iron
- Increasing IV iron treatment rates could dramatically expand the market opportunity
- Iron dextrans are the only IV irons with a broad IDA label
- Our market research indicates physicians perceive significant advantages for *Feraheme* over iron dextrans

Source: US Census, Age-adjusted SEER incidence, "Managing patients with Chemotherapy induced anemia": (2008), "Saving costs in cancer anemia management. Recognizing functional iron deficiency (FID) and rationalizing EPO therapy." (2002). USRDS, DataMonirtor Pipeline Insight: Inflammatory Bowel Disease, studies by Kappelman, and Tack, http://www.uchospitals.edu/pdf/uch_007937.pdf, http://www.ncbi.nlm.nih.gov/pubmed/15932566, http://www.haematologica.org/cgi/reprint/haematol.2009.009985v1.pdf. http://www.mdguidelines.com/dysfunctional-uterine-bleeding, National Vital Statistics Reports (NVSR), http://emedicine.medscape.com/article/257007-overview, "Have we forgotten the significance of postpartum iron deficiency?" (2005), CDC, http://www.cdc.gov/dhdsp/data_statistics/fact_sheets/fs_heart_failure.htm, NHLBI - National Heart, Lung and Blood Institute Fact Book 2009 http://www.cdc.gov/arthritis/basics/rheumatoid.htm, Datamonitor - DMHC2592, Ezekowitz, 2003. Circulation. Witte, 2004. Am Heart J., Desilva,2006. Am J Cardiol. Remacha, 1992. J Rheumatol., Vreugdenhil, 1990. Ann Rheum.Dis., Agrawal, 2006. Rheumatol.Int., AMAG assumptions based on primary market research.

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2Q 2011 Summary Provider demand increased 24% quarter-over-quarter Momentum building in hematology/oncology clinics and hospitals – high-volume sites of care where non-dialysis CKD patients receive IV iron (2Q market shares: 23% hem/onc, 6% hospitals, 42% nephrology) Label changes to Feraheme, Venofer and Ferrlecit create a level playing field Continued progress on market expansion for Feraheme Canadian and European regulatory review progressing well, expect decisions in 2011 and early 2012, respectively Enrollment ongoing in global registrational IDA clinical program; ~75% enrolled as of early September 2011 Strategic merger with Allos Therapeutics provides product diversification and operating leverage 11

MERGER with ALLOS 12

Merger Highlights 13 Terms Stock for stock transaction Allos stockholders will receive 0.1282 AMAG shares for each Allos share held Ownership at Closing AMAG 61% / Allos 39% 2010 Product Revenues Feraheme 2010 net product revenues: $59.3 million Folotyn 2010 net product revenues: $35.2 million Cash Position June 30, 2011 combined cash and investments of $373.7M; no debt Combined company’s cash position expected to be sufficient to reach cash flow positive Board of Directors Total of 9 Directors; 5 from AMAG, 4 from Allos Chairman: Michael Narachi (CEO Orexigen) CEO, Headquarters and Name Brian J.G. Pereira, MD, Chief Executive Officer Headquarters: Lexington, MA Combined company expected to be renamed to reflect strategic focus Closing Conditions Subject to customary closing conditions Stockholder approval for both Allos and AMAG Transaction Close Shareholder votes on October 21, 2011 Expected in fourth quarter 2011

Strategic Rationale of Merger Fits with long-term strategy of building a profitable specialty pharmaceutical company in area of high strategic interest (hematology/oncology) Overlapping call points in hematology/oncology and hospitals provides enhanced access for Feraheme Largest non-dialysis CKD market segments for IV iron today Folotyn strengthens hematology/oncology relationships, which could be leveraged if broad IDA indication is approved Commercial footprint that exists today will support both Feraheme and Folotyn Increases account access & penetration Provides 100% coverage of target accounts for both brands Increases share of voice for both brands Folotyn improves physician access for Feraheme 14

NewCo Financial Rationale Conservative combined net product revenues in 2013 of at least $125 million Assuming current US labels/indications for Folotyn and Feraheme, and EU and Canadian approval for Feraheme for CKD NewCo cash operating expenses in 2013 expected to be no greater than $120 million (excluding COGS) Companies had estimated $215 - $230 million in combined cash operating expenses for full year 2011 (excluding COGS and merger related expenses) Folotyn provides approximately $20 million in incremental annual cash flow generated by deal in 2013 Management is committed to driving NewCo to cash flow breakeven by year-end 2013, earlier than either company alone NewCo cash position not expected to fall below $220 million 15

Potential Financial Upside Revenues Feraheme CKD and Folotyn revenue synergies through expanded share of voice and access Feraheme sales from US IDA approval/launch Folotyn sales from label expansions (first-line PTCL and rrCTCL) Folotyn use derived from results of investigator sponsored research Royalties Feraheme ex-US IDA royalties Earlier Folotyn EU royalties Milestones Up to $187 million additional milestones related to Feraheme clinical and commercial success Up to $310.5 million related to Folotyn regulatory and commercial progress and sales R&D Expenses 60/40 transitions to 50/50 cost sharing with Mundipharma for Folotyn external clinical trial costs 16 Multiple options and upside opportunities to financial valuation from new revenue sources and cost sharing

Multiple Milestones Provide Future Growth Opportunities 2011 Milestones Feraheme Second source manufacturing approved Decision expected regarding Canadian regulatory application for IDA in CKD Folotyn Initiate Phase 3 study in first line PTCL; SPA agreement with FDA in place – first patient enrolled 08/11 Seek FDA agreement for Phase 3 combination study in R/R cutaneous T-cell lymphoma 2012 Milestones Feraheme Complete enrollment of broad IDA Phase 3 registration program EU CKD approval and launch Canadian CKD launch Swiss CKD Decision / Launch IDA program data; sNDA submission for broad IDA indication Folotyn Decision expected in EU for R/R PTCL Potential EU R/R PTCL launch Initiate Phase 3 global registration combination study in patients with R/R CTCL 17

Focused on Building Long-term Value for Shareholders We believe the merger with Allos Therapeutics Expands access to hematology/oncology for Feraheme in CKD and broad IDA indications Leverages existing commercial infrastructure and cost-base in hematology/oncology space Spreads public company costs over larger revenue base Provides further revenue opportunities and diversification through new geographical markets and additional indications NewCo’s center of gravity is hematology/oncology Feraheme and Folotyn share this critical call point An area of high strategic interest Strategically positions NewCo for future growth and value generation through additional product acquisitions or licensing 18

Backup Slide INVESTOR CONTACT: 617-498-3361 19

Two Commercial Products with Compelling Value Propositions

	FERAHEME	FOLOTYN

Description	• Therapeutic iron formulation delivered via intravenous (IV) injection
	  • U.S. approval June 2009
		• Folate analogue metabolic inhibitor delivered via intravenous (IV) injection
		  • U.S. approval September 2009

Labeled Indication	• Approved for the treatment of iron deficiency anemia (IDA) in adult patients with chronic kidney disease (CKD)	• Approved for the treatment of relapsed or refractory peripheral T-cell lymphoma (R/R PTCL) – 2nd line plus

Label Expansion Opportunities	• Ongoing development program for the treatment of IDA regardless of the underlying cause
	  • Two Phase 3 studies ongoing
	  • Completion of enrollment expected in 2011
	  • sNDA submission expected in 2012
		• Two planned post-approval global Phase 3 registration studies
		  • Front-line PTCL; SPA in place, initiation of enrollment expected in 2011
		  • Combination study in relapsed or refractory cutaneous T-cell lymphoma (CTCL); Completion of Phase 1 maximum tolerated dose (MTD) study expected in 2011; initiation of Phase 3 study expected in 2012

Commercial Rights	• Retains U.S. commercialization rights • Ex-U.S. rights licensed to Takeda and 3SBio (China) • EU and Canadian regulatory decisions for IDA in CKD expected in 2011; launches in 2012 • *Feraheme* has patent protection through 2020, potentially longer with extensions	• Retains U.S. / Canada commercialization rights • ROW rights licensed to Mundipharma • EU regulatory decision for R/R PTCL expected in early 2012; launch in 2012 • FOLOTYN has patent protection through 2017; potentially to 2022 with extensions; T-cell use patent through 2025

Value Proposition	• Demonstrated clinical efficacy
	• Favorable dosing schedule
	  • Full one gram dose of iron delivered in 2 visits
	  • Each 510 mg administration is injected in under 1 minute
		• Broad indication in R/R PTCL subtypes
		• Demonstrated durable clinical responses
		• Rapid onset of action
		• 3 to 5 minute IV push

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